Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited First Quarter 2013

Financial Results

1Q13 Net Revenues Up 26.0% YOY to RMB435.7 Million

1Q13 Adjusted EBITDA Up 15.4% YOY to RMB80.1 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, May 16, 2013

Beijing, May 16, 2013—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter. The Company will hold a conference call at 8:00 p.m. Eastern Time on May 16, 2013. Dial-in details are provided at the end of the release.

First quarter 2013 Financial Highlights

•	Net revenues increased by 26.0% to RMB435.7 million (US$70.2 million) from RMB345.8 million in the comparative period in 2012.
•	Adjusted EBITDA[1] increased by 15.4% to RMB80.1 million (US$12.9 million) from RMB69.5 million in the comparative period in 2012.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “Following a year that focused on expanding our capacity to meet customer demand, we have become focused on improving utilization as well as further building out our infrastructure to support strong customer demand as well as our upcoming launch of cloud services with Microsoft. With our growing business scale, the increasing mix of higher margin self-built facilities, as well as the ramp-up in cloud services later this year with Microsoft, we continue to see significant opportunities for revenue acceleration and continued growth in the coming quarters.”

Mr. Shang-Wen Hsiao, President and Chief Financial Officer of the Company, commented, “We are pleased to come in-line with our prior guidance despite an increase in bandwidth costs associated with the upgrade to our network capacity during the past quarter. In addition, we are very pleased with the successful completion of our bond offering of RMB1 billion in aggregate principal in March, which demonstrated the investors’ confidence in the growth momentum and potentials of our business in the coming years. With the additional funding from this offering, we are well positioned to continue executing our strategic build-out plan for data centers and fiber network as well as the rollout of our cloud platform with Microsoft.”

First Quarter 2012 Financial Results

REVENUES: Net revenues for the first quarter of 2013 increased by 26.0% to RMB435.7 million (US$70.2 million) from RMB345.8 million in the comparative period in 2012.

Net revenues from hosting and related services increased by 39.7% to RMB264.7 million (US$42.6 million) in the first quarter of 2013 from RMB189.5 million in the comparative period in 2012, primarily due to an increase in the total number of cabinets under management in both the Company’s self-built and partnered data centers. Net revenues from managed network services increased by 9.4% to RMB171.0 million (US$27.5 million) in the first quarter of 2013 from RMB156.3 million in the comparative period in 2012, primarily driven by an increase in network capacity demand for data transmission services.

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.

GROSS PROFIT: For the first quarter of 2013, gross profit increased by 18.2% to RMB116.1 million (US$18.7 million) from RMB98.2 million in the comparative period in 2012. Gross margin for the first quarter of 2013 was 26.6% compared with 28.4% in the comparative period in 2012. Gross margin decreased slightly primarily due to an increase in cost of revenues, resulting from increased depreciation and increased utilities expenses for the Company’s self-built data centers.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 19.6% to RMB125.6 million (US$20.2 million) from RMB105.0 million in the comparative period in 2012. Adjusted gross margin was 28.8% in the first quarter of 2013, compared with 30.4% in the comparative period in 2012 and 29.5% in the fourth quarter of 2012.

OPERATING EXPENSES: Total operating expenses were RMB89.2 million (US$14.4 million), compared to RMB109.3 million in the comparative period in 2012.

Sales and marketing expenses increased to RMB30.4 million (US$4.9 million) from RMB25.1 million in the comparative period in 2012, primarily due to the expansion of the Company’s sales and service support team.

General and administrative expenses increased to RMB45.3 million (US$7.3 million) from RMB29.5 million in the comparative period in 2012, primarily due to an increase in headcount, office rentals and other expansion related expenses associated with the Company’s efforts to expand its cloud computing service offering.

Research and development expenses increased to RMB15.9 million (US$2.6 million) from RMB11.4 million in the comparative period in 2012, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was a gain of RMB2.3 million (US$0.4 million) in the first quarter of 2013, compared with a loss in the change in fair value of contingent purchase consideration payable of RMB43.2 million in the prior year period. This non-cash gain was primarily due to a decrease in the market value of the Company’s shares, which resulted in a decrease in the fair value of share-based contingent purchase considerations payable as of March 31, 2013 associated with the Company’s past acquisitions.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB80.0 million (US$12.9 million) from RMB55.8 million in the comparative period in 2012. As a percentage of net revenue, adjusted operating expenses were 18.4%, compared with 16.1% in the comparative period in 2012.

ADJUSTED EBITDA: Adjusted EBITDA for the first quarter of 2013 increased to RMB80.1 million (US$12.9 million) from RMB69.5 million in the comparative period in 2012. Adjusted EBITDA margin for the quarter was 18.4%, compared with 20.1% in the comparative period in 2012 and 18.7% in the fourth quarter of 2012. Adjusted EBITDA in the first quarter of 2013 excludes share-based compensation expenses of RMB13.0 million (US$2.1 million) and changes in the fair value of contingent purchase consideration payable of RMB2.3 million (US$0.4 million).

NET PROFIT/LOSS: Net profit for the first quarter of 2013 increased to RMB12.0 million (US$1.9 million), compared to a net loss of RMB15.9 million in the comparative period in 2012.

Adjusted net profit for the first quarter of 2013 was RMB31.1 million (US$5.0 million),compared with RMB37.9 million in the comparative period in 2012. Adjusted net profit in the first quarter of 2013 excludes share-based compensation expenses of RMB13.0 million (US$2.1 million), amortization of intangible assets derived from acquisitions of RMB8.2 million (US$1.3 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB2.1 million (US$0.3 million) in the aggregate. Adjusted net margin was 7.1%, compared to 11.0% in the comparative period in 2012 and 9.5% in the fourth quarter of 2012. The decrease in adjusted net profit was primarily due to an increase in operating and interest expenses and an increase in operating expenses associated with the Microsoft cloud partnership.

EARNING/LOSS PER SHARE: Diluted earnings per ordinary share for the first quarter of 2013 was RMB0.03, which represents the equivalent of RMB0.18 (US$0.03) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the first quarter of 2013 was RMB0.08, which represents the equivalent of RMB0.48 (US$0.08) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of March 31, 2013, the Company had a total of 347.6 million ordinary shares outstanding, or the equivalent of 57.9 million ADSs.

BALANCE SHEET: As of March 31, 2013, the Company’s cash and cash equivalents and short-term investment were RMB1.5 billion (US$247.3 million).

First Quarter 2013 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet remained stable at RMB10,422 in the first quarter of 2013, compared to RMB10,467 in fourth quarter of 2012.
•

Total cabinets under management increased to 11,963 as of March 31, 2013, from 11,917 as of December 31, 2012, with 7,404 cabinets in the Company’s self-built data centers and 4,559 cabinets in its partnered data centers.

•	Utilization rate was 68.1% in the first quarter of 2013, compared to 66.3% in the fourth quarter of 2012.
•

Churn rate was 1.75% in the first quarter of 2013, compared to 0.84% in the fourth quarter of 2012, reflecting some temporary disruptions in the Company’s business as a result of a major upgrade to the Company’s network capacity, which was completed in January 2013. Top 20 customers’ churn rate remained 0%.

Recent Developments

In March 2013, the Company successfully completed its bonds offering of RMB1 billion (approximately equivalent to US$161.0 million) in aggregate principal amount due 2016 with a coupon rate of 7.875% per annum.

Financial Outlook

For the second quarter of 2013, the Company expects net revenues to be in the range of RMB465 million to RMB472 million. Adjusted EBITDA is expected to be in the range of RMB85 million to RMB91 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Thursday, May 16, 2013 at 8:00 pm Eastern Time, or Friday, May 17, 2013 at 8:00 am Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#58116143

The replay will be accessible through May 23, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#58116143

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2108 to US$1.00, the noon buying rate in effect on March 29, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 43 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span many industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2013 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2012	As of March 31, 2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	432,254	842,251	135,611
Restricted cash	191,766	190,967	30,748
Accounts receivable, net	293,369	387,700	62,424
Short-term investments	222,701	693,558	111,670
Notes receivable	—	1,521	245
Prepaid expenses and other current assets	95,756	138,642	22,323
Deferred tax assets	8,585	8,250	1,328
Amount due from related parties	18,726	26,703	4,299

Total current assets	1,263,157	2,289,592	368,648

Non-current assets:
Property and equipment, net	822,707	1,136,878	183,049
Intangible assets, net	303,909	345,550	55,637
Deferred tax assets	11,231	12,251	1,973
Goodwill	296,688	333,326	53,669
Long-term investments	57,599	57,097	9,193
Restricted cash	221,628	222,286	35,790
Other assets	—	11,357	1,829

Total non-current assets	1,713,762	2,118,745	341,140

Total assets	2,976,919	4,408,337	709,788

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	176,961	190,532	30,678
Accounts payable	109,571	159,389	25,663
Accrued expenses and other payables	167,498	179,552	28,913
Advances from customers	22,976	19,886	3,202
Income taxes payable	23,506	24,455	3,937
Amounts due to related parties	105,037	121,128	19,503
Current portion of long-term bank borrowings	167,879	184,000	29,626
Current portion of capital lease obligations	36,719	36,280	5,841

Total current liabilities	810,147	915,222	147,363

Non-current liabilities:
Long-term bank borrowings	63,000	63,000	10,144
Amounts due to related parties	86,316	108,022	17,393
Non-current portion of capital lease obligations	52,352	347,754	55,992
Unrecognized tax benefits	12,340	12,800	2,061
Deferred tax liabilities	44,666	55,051	8,864
Deferred government grants	18,793	18,859	3,036
Bonds payable	—	964,534	155,299

Total non-current liabilities	277,467	1,570,020	252,789

Commitments and contingencies
Shareholders’ equity
Treasury stock	(20,702)	(14,730)	(2,372)
Ordinary shares	23	23	4
Additional paid-in capital	3,294,855	3,313,290	533,472
Accumulated other comprehensive loss	(57,367)	(60,028)	(9,665)
Statutory reserves	25,871	25,871	4,165
Accumulated deficit	(1,371,877)	(1,359,987)	(218,972)

Total 21Vianet Group, Inc. shareholders’ equity	1,870,803	1,904,439	306,632
Non-controlling interest	18,502	18,656	3,004

Total shareholders’ equity	1,889,305	1,923,095	309,636

Total liabilities and shareholders’ equity	2,976,919	4,408,337	709,788

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended March 31,
	2012	2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	189,501	264,702	42,620
Managed network services	156,318	171,017	27,535

Total net revenues	345,819	435,719	70,155
Cost of revenues	(247,647)	(319,642)	(51,466)

Gross profit	98,172	116,077	18,689

Operating expenses
Sales and marketing expenses	(25,148)	(30,378)	(4,891)
General and administrative expenses	(29,499)	(45,286)	(7,291)
Research and development expenses	(11,370)	(15,902)	(2,560)
Changes in the fair value of contingent purchase consideration payable	(43,239)	2,334	376

Total operating expenses	(109,256)	(89,232)	(14,366)

Operating (loss) profit	(11,084)	26,845	4,323
Interest income	1,760	4,924	793
Interest expense	(2,316)	(11,972)	(1,928)
Loss from equity method investment	—	(501)	(81)
Other income	1	848	137
Other expense	(371)	(1,316)	(212)
Foreign exchange (loss) gain	(1,382)	1,630	262

(Loss) profit before income taxes	(13,392)	20,458	3,294
Income tax expense	(2,511)	(8,414)	(1,355)

Net (loss) profit	(15,903)	12,044	1,939
Net income attributable to non-controlling interest	(358)	(154)	(25)

Net (loss) profit attributable to the Company’s ordinary shareholders	(16,261)	11,890	1,914

(Loss) earnings per share
Basic	(0.05)	0.03	0.01
Diluted	(0.05)	0.03	0.01
Shares used in (loss) earnings per share computation
Basic*	342,115,718	353,087,506	353,087,506
Diluted*	353,241,225	366,135,693	366,135,693

(Loss) earning per ADS (6 ordinary shares equal to 1 ADS)
EPS – Basic	(0.30)	0.18	0.03
EPS – Diluted	(0.30)	0.18	0.03

*	Shares used in (loss) earnings/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	Mar 31, 2012	Mar 31, 2013
	RMB	RMB	US$
Gross profit	98,172	116,077	18,689
Plus: share-based compensation expense	674	1,404	226
Plus: amortization of intangible assets derived from acquisitions	6,195	8,160	1,314

Adjusted gross profit	105,041	125,641	20,229

Adjusted gross margin	30.4%	28.8%	28.8%
Operating expenses	(109,256)	(89,232)	(14,366)
Plus: share-based compensation expense	10,220	11,594	1,867
Plus: changes in the fair value of contingent purchase consideration payable	43,239	(2,334)	(376)

Adjusted operating expenses	(55,797)	(79,972)	(12,875)

Net (loss) profit	(15,903)	12,044	1,939
Plus: share-based compensation expense	10,894	12,998	2,093
Plus: amortization of intangible assets derived from acquisitions	6,195	8,160	1,314
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	36,753	(2,117)	(341)

Adjusted net profit	37,939	31,085	5,005

Adjusted net margin	11.0%	7.1%	7.1%
Net (loss) profit	(15,903)	12,044	1,939
Minus: Provision for income taxes	(2,511)	(8,414)	(1,355)
Minus: Interest income	1,760	4,924	793
Minus: Interest expenses	(2,316)	(11,972)	(1,928)
Minus: Exchange gain/loss	(1,382)	1,630	262
Minus: Loss from equity method investment	—	(501)	(81)
Minus: Other income	1	848	137
Minus: Other expenses	(371)	(1,316)	(212)
Plus: depreciation	19,790	31,256	5,034
Plus: amortization	6,634	11,377	1,832
Plus: share-based compensation expense	10,894	12,998	2,093
Plus: changes in the fair value of contingent purchase consideration payable	43,239	(2,334)	(376)

Adjusted EBITDA	69,473	80,142	12,906

Adjusted EBITDA margin	20.1%	18.4%	18.4%

Adjusted net profit	37,939	31,085	5,005
Less: Net income attributable to non-controlling interest	(358)	(154)	(25)
Adjusted net profit attributable to the Company’s ordinary shareholders	37,581	30,931	4,980

Adjusted earnings per share
Basic	0.11	0.09	0.01
Diluted	0.11	0.08	0.01
Shares used in adjusted earnings per share computation:
Basic*	342,115,718	353,087,506	353,087,506
Diluted*	342,115,718	366,135,693	366,135,693

Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS – Basic	0.66	0.54	0.09
EPS – Diluted	0.66	0.48	0.08

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.